UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

THESEUS PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

CONCENTRA MERGER SUB II, INC.
(Name of Filing Persons (Co-Offeror 1))

CONCENTRA BIOSCIENCES, LLC
(Name of Filing Persons (Parent of Offeror))

TANG CAPITAL PARTNERS, LP
(Name of Filing Persons (Co-Offeror 2))

TANG CAPITAL MANAGEMENT, LLC
(Name of Filing Persons (Co-Offeror 3))

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
88369M101
(CUSIP Number of Class of Securities)

Kevin Tang
Concentra Biosciences, LLC
4747 Executive Drive, Suite 210
San Diego, California 92121
Tel. (858) 281-5372

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Ryan A. Murr
Robert W. Phillips
Gibson, Dunn & Crutcher LLP
One Embarcadero Center Suite 2600
San Francisco, CA 94111

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on January 9, 2024, as amended January 30, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Concentra Merger Sub II, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”).  This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Theseus Pharmaceuticals, Inc., a Delaware corporation (“Theseus”), for (i) $3.90 per Share in cash (the “Base Price Per Share”), (ii) an additional amount of cash of $0.15 per Share (the “Additional Price Per Share” and together with the Base Price Per Share, the “Cash Amount”), and (iii) one non-transferable contractual contingent value right for each Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the and Amended and Restated Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Amendment as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 22, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among Theseus, Parent and Purchaser, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

ITEMS 1 THROUGH 9 AND 11

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

I.	The first question on page 5 set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:

IS IT POSSIBLE THAT NO PAYMENTS WILL BE PAYABLE TO THE HOLDERS OF CONTINGENT VALUE RIGHTS IN RESPECT OF SUCH CONTINGENT VALUE RIGHTS?

•
Yes. You will only receive payments with respect to your CVRs if (i) a Disposition Agreement entered into during the Disposition Period results in Net Proceeds and/or (ii) any net savings versus the Closing Net Cash are realized between the Closing Date and the end of the Disposition Period. If none of the events described in clauses (i) or (ii) above occur, you will receive only the Cash Amount for your Shares and no payments with respect to your CVRs.

•
The co-offerors estimate that the amount that will be payable under the CVRs is most likely $0.00 per CVR, consisting of $0.00 per CVR in Disposition Proceeds and $0.00 per CVR in Further Savings Proceeds.

•
The co-offerors’ estimate of the Disposition Proceeds is based on the co-offerors’ assessment of the CVR Products together with Theseus’ independent estimate. The CVR Products are early-stage product candidates for which there are no plans to further advance in development. Theseus conducted an extensive business development process throughout 2023 in an effort to out-license, regionally or globally, THE-349, the most advanced CVR Product. Following outreach to more than 50 parties, Theseus received no proposals. The co-offerors believe, based on their experience operating and investing in biotechnology companies, that the Disposition Proceeds will most likely be $0.00 because (i) Theseus’ business development efforts were unsuccessful, (ii) market conditions have not substantially changed since Theseus’ business development efforts, and (iii) the CVR Products beyond THE-349 are even less advanced than THE-349. Even if market conditions were to change for the better, there would still be significant uncertainty regarding co-offerors’ ability to attract a potential acquirer for the CVR Products and, even if co-offerors were to be successful in negotiating transaction terms with a potential acquirer of the CVR Products, whether any potential acquirer of the CVR Products would be able to (i) initiate and complete successful nonclinical studies and clinical trials for any product related to or based upon the CVR Products, (ii) conduct sufficient clinical trials or other studies to support the approval and commercialization of any product related to the CVR Products, (iii) demonstrate to the satisfaction of the U.S. Food and Drug Administration and similar foreign regulatory authorities the safety and efficacy and acceptable risk-to-benefit profile of any product related to the CVR Products, (iv) seek and obtain regulatory marketing approvals for any product related to the CVR Products, (v) establish and maintain supply and manufacturing relationships with third parties to ensure adequate and legally compliant manufacturing of bulk drug substances and drug products to maintain that supply, (vi) launch and commercialize any product candidates that were to obtain marketing approval and, if launched, successfully establish a sales, marketing and distribution infrastructure, (vii) demonstrate the necessary safety data post-approval to ensure continued regulatory approval, (viii) demonstrate the actual and perceived benefits of any product related to the CVR Products, if approved, relative to existing and future alternative therapies based upon availability, cost, risk and safety profile, drug-drug interactions, ease of administration, side effects and efficacy, (ix) obtain coverage and adequate product reimbursement from third-party payors, including government payors, (x) achieve market acceptance for any approved products, (xi) address any competing technological and market developments, (xii) negotiate favorable terms in any collaboration, licensing or other arrangements into which such acquirer may enter in the future and perform its obligations under such collaborations, (xiii) establish, maintain, protect and enforce intellectual property rights related to the CVR Products and (xiv) attract, hire and retain qualified personnel, among other unknowns.

•
The co-offerors estimate that the amount that will be payable under the CVRs with respect to the Further Savings Proceeds is based on: (i) co-offerors’ extensive experience winding down biotechnology companies and clinical studies; and (ii) factors that may occur within 180 days following the Closing Date, such as the incurrence of unknown or unforeseen liabilities, such as unanticipated legal costs, clinical study wind-down costs, invoices from vendors, and costs resulting from any regulatory-related matters. The co-offerors believe that it is more likely than not that there are unknown and unforeseen liabilities that will arise during the 180 days following the Closing Date that would offset any potential Further Savings Proceeds. By way of example, if Theseus’ Estimated Costs Post-Merger Closing were approximately $1.0 million, and none of such costs were incurred by the Surviving Corporation, the net savings would be $1.0 million, or approximately $0.01 per CVR. Conversely, if all or more of these costs were incurred by the Surviving Corporation, the net savings would be $0, or $0.00 per CVR.

•
In considering whether to tender your Shares in the Offer, you should consider that it is entirely possible that no cash will be distributed to the holders of the CVR under the terms of the CVR Agreement.

For more information regarding the CVR Agreement, see “The Tender Offer-Section 7. Summary of the Merger Agreement and Certain Other Agreements.”

II.	The second paragraph on page 28 set forth in the section of the Offer to Purchase entitled “The Tender Offer” is hereby amended and restated in its entirety to read as follows:

Purchaser is offering to pay a cash amount per share of $4.05, consisting of a Base Price Per Share of $3.90 and an Additional Price Per Share of $0.15 (the Base Price Per Share and the Additional Price Per Share are together referred to as the “Cash Amount”), plus one non-transferable CVR for each Share, which represents the right to receive potential cash payments, contingent upon receipt of proceeds from any disposition of CVR Products within 180 days of the Closing Date and certain specified potential cost savings realized within 180 days of the Closing Date, as described in the CVR Agreement, in each case, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal. Pursuant to the terms of the Merger Agreement, Parent, Purchaser and Theseus have determined that the Additional Price Per Share is $0.15 (the maximum amount provided for under the terms of the Merger Agreement) based on Theseus’ estimated calculation of Closing Net Cash as of the Cash Determination Time. Accordingly, the total Cash Amount that Purchaser will pay pursuant to the terms of the Offer and Merger Agreement is $4.05 per Share. Pursuant to the Merger Agreement, the Additional Price Per Share of $0.15 was determined based on Theseus’ good faith, estimated calculation of Closing Net Cash as of immediately prior to the Offer Closing Time (the “Cash Determination Time”). On January 30, 2024, Parent issued a press release and Purchaser filed this Offer to Purchase with the SEC that includes the finally determined Additional Price Per Share, and, pursuant to Rule 14e-1(b), the Offer will remain open until 6:00 p.m. Eastern Time on February 13, 2024, which is ten (10) business days from the date on which notice of the Additional Price Per Share was first published to Theseus’ shareholders. The total Cash Amount payable by the Purchaser pursuant to the Offer and the Merger Agreement is equal to the quotient derived by dividing (A) (1) the Closing Net Cash, plus (2) the Aggregate Exercise Price, minus (3) $10,000,000; by (B) the Company Outstanding Shares; provided, however, that the Cash Amount shall not exceed $4.05 per Share (the maximum amount provided for under the terms of the Merger Agreement). The Additional Price Per Share of $0.15 is equal to the maximum Cash Amount of $4.05 as determined pursuant to the immediately preceding sentence, minus the Base Price Per Share of $3.90.

ITEM 12.   EXHIBITS.

Index No.
(a)(1)(A)*	Amended and Restated Offer to Purchase, dated January 30, 2024
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)*	Press Release of Theseus issued on December 22, 2023 (incorporated by reference to Exhibit 99.1 to Theseus’ Current Report on Form 8-K filed with the SEC on December 22, 2023).
(a)(5)(B)*	Press Release of Purchaser issued on January 30, 2024.
(d)(1)*
Agreement and Plan of Merger, by and among Concentra Biosciences, LLC, Concentra Merger Sub II, Inc. and Theseus Pharmaceuticals, Inc., dated December 22, 2023 (incorporated by reference to Exhibit 2.1 to Theseus’ Current Report on Form 8-K filed with the SEC on December 22, 2023).

(d)(2)*	Confidentiality Agreement dated November 30, 2023 between Theseus, TCP and Parent.
(d)(3)*	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit C of Exhibit 2.1 to Theseus’ Current Report on Form 8-K filed with the SEC on December 22, 2023).
(d)(4)*	Limited Guaranty, dated December 22, 2023.
(d)(5)*	Form of Support Agreement (incorporated herein by reference to Exhibit D of Exhibit 2.1 to Theseus’ Current Report on Form 8-K filed with the SEC on December 22, 2023).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*	Previously filed
**	Filed Herewith

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2024

CONCENTRA MERGER SUB II, INC.

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

TANG CAPITAL PARTNERS, LP

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager of Tang Capital Management, LLC, General Partner of Tang Capital Partners, LP

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager